Mail Stop 3561

March 7, 2006

Via U.S. Mail and Facsimile

Gary E. Muenster
Chief Financial Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124

> **RE: ESCO Technologies Inc. (the Company)**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **File No. 1-10596**

Dear Mr. Muenster:

We have reviewed your response letter dated March 1, 2006, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended September 30, 2005

1. We have read your proposed revision to the revenue recognition footnote in response to our prior comment number two; however, we believe there are a few items under your Communications Segment disclosure which require further clarification. With respect to your software revenue arrangements, please tell us and revise your footnote to disclose whether the hardware element included in

such arrangements is essential to the functionality of the software and if so, disclose whether VSOE has been established for the hardware.  If VSOE has not been established then please explain how the lack of VSOE affects the timing of your revenue recognition in light of the hardware, among other elements other than the software itself, is delivered over the contractual deployment period as noted in your response.  Please describe whether such hardware is a considered a specified element in the software arrangement and if so, disclose how VSOE has been established for the hardware element.

If the hardware element is not essential to the functionality of the software, then describe how the Company accounts for the revenue associated with the hardware element in such arrangements.

Form 10-Q for the Quarter Ended December 31, 2005

Management's Discussion and Analysis
Results of Operations
Net Sales

2.      Reference is made to your discussion surrounding net sales of the Company's communications segment.  You indicate that the decrease in the first quarter of fiscal 2006 is primarily due to lower shipments of $11 million in AMR product as compared to same period in fiscal 2005, and further, $9.9 million of the $11 million decrease was due to lower AMR product sales to the COOP market as a result of a weakness in orders.  Please tell us and revise future filings to disclose whether you expect this trend to continue in the future.  If so, please also disclose whether it will have material adverse impact to your future results of operations and financial statements as a whole, and to the extent possible, please quantify the impact.  If you believe this trend will not continue or have a material adverse effect, then please discuss the reasons why.

Capitalized Software Costs

3.      In view of the significant amount of capitalized software costs included in other assets within your balance sheets, and your disclosure in the capital resources and liquidity section indicating that you expect incur additional software costs with respect to TNG in the future, please tell us and revise your significant accounting policies in future filings to include the Company's policy for capitalizing software development costs in accordance with SFAS No. 86.  Your revised disclosure should include, but not be limited to, when the Company begins the capitalization of software costs; that is, when it has determined that technological feasibility has

Gary E. Muenster
ESCO Technologies Inc.
March 7, 2006
Page 3

been established and describe the type of costs that are capitalized prior to general release of the software product.  Also, we note that you amortize such costs generally over the useful life of 3-7 years, please explain to us how you determined the period over which you expect to receive future benefits from these assets and explain why you believe the useful life being used is appropriate.  Furthermore, please revise your notes in future filings to comply with all disclosure requirements under paragraphs 11 and 12 of SFAS No. 86 and provide us with your planned revisions.  We may have further comment upon receipt of your response.


You may contact Jean Yu at (202) 551-3305 or Joseph Foti at (202) 551-3816 if you have questions regarding the comments above.


Sincerely,


Joseph A. Foti
Senior Assistant Chief Accountant